JoAnn Strasser
Thompson Hine LLP
312 Walnut Street
14th Floor
Cincinnati, Ohio 45202-4089

January 20, 2011

Re: LoCorr Investment Trust
        File Nos.: 333-171360; 811-22509

Dear Ms. Strasser:

On December 22, 2010, you filed on behalf of LoCorr Investment Trust ("Registrant"), an open-end investment company, a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"), to register common shares of one series of the Fund: LoCorr Managed Futures Strategy Fund ("Fund"). We have reviewed the filing and have the following comments.

Prospectus

1) Prospectus Summary—

   a) Fee Table—Footnote (2) refers to the costs of investing in "other investment companies." In your response, explain whether all underlying funds are expected to be "investment companies." In addition, explain whether the amount shown in this line item includes an estimate of advisory performance fees.
   b) In your response confirm that the fee waiver agreement will be in existence for at least one year from the effective date of the registration statement.
   c) Principal Investment Strategies—The first paragraph in this section states that the Fund will invest in several types of "pooled investment vehicles." In your response explain whether these pooled investment vehicles may include commodity pools or hedge funds. Explain in your response whether the Fund's investment policies would permit the Fund to invest a majority of its assets, either directly or through its wholly-owned subsidiary, in financial futures. In this respect, provide a representation that the Fund will not operate as a commodity pool. Also, explain in your response whether the Fund may co-invest with any commodity pools advised by the Fund's adviser. If the Fund may invest in

commodity pools, explain whether the advisers to such pools would be registered under the Investment Advisers Act of 1940. Also, explain the custody arrangements for Fund assets held in such commodity pools.

d) Principal Investment Strategies—The last sentence of the first paragraph states that the "(m)anaged futures strategy investments will be made without restriction as to the Underlying Fund's market capitalization or country." Does this mean instead that there is no restriction on the market capitalization or country of the securities in the underlying funds' portfolios?

e) Principal Investment Strategies—The second to last sentence of the third paragraph states that futures and swap contracts can be used as "substitutes for fixed income securities." In your response, explain whether all Fund investments can be in futures contracts. With respect to the swap contracts, disclose the percentage of fund assets that can be invested in contracts with any one counterparty.

f) Principal Investment Strategies—Paragraph 4 refers to "medium-term interest income-generating securities…" Please define this term.

g) Adviser's Investment Process—The first bullet point refers to "alternative investment market niche." Please define this term.

h) Principal Investment Risks—With respect to the subsidiary, please provide representations that address the following requirements:

  i) Will the Fund look through to the subsidiary regarding diversification and concentration?

  ii) Will the subsidiary's advisory contract comply with Section 15 of the 1940 Act and will it be approved in accordance with Section 15 by the Fund's Board of Trustees?

  iii) Will the subsidiary comply with Section 10 and 16 of the 1940 Act?

  iv) Will the subsidiary submit to inspection by the Commission? This could be documented in an undertaking in Part C.

  v) Will the subsidiary comply with Section 17(g) of the 1940 Act and Rule 17g-1 thereunder with respect to the custodial relationships?

2) Item 9 Disclosure--

a) Comments made above with respect to the Summary apply to the disclosure in this section, as appropriate.

b) Derivatives Risks--
  i) Disclose that derivative instruments may be used for hedging and for speculation. *See* Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").

  ii) Set forth the principal derivatives strategies in which the Fund may engage. *See* Derivatives Letter.

  iii) Please specify all types of derivatives in which the Fund may invest and equate the specific risks associated with each type of derivative. In addition, describe the extent of derivatives exposure of the Fund. Also, add the risk that the use of derivatives subject to regulation by the Commodity Futures Trading Commission ("CFTC") by underlying investment funds could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC.

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We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in pre-effective amendments.

When a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since Registrant and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Registrant requests acceleration of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel